Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal 2018

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.3689 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2017.

Third Quarter Highlights:

  Subscription revenue of R376 million ($30.4 million), up over 21% year over year on a constant currency basis
  Net subscriber additions of 24,700, bringing the total subscriber base to over 664,000, up 10% year over year
  Operating profit of R53 million ($4.3 million), up 11% year over year
  Adjusted EBITDA of R115 million ($9.3 million), up 30% year over year
  Adjusted EBITDA margin of 25.9% continues the quarterly improvement trend since the start of fiscal 2017. Reported Adjusted EBITDA margins were as follows: Q1 2017 15.9%, Q2 2017 18.0%, Q3 2017 21.9%, Q4 2017 22.3%, Q1 2018 23.1%, Q2 2018 25.1%, Q3 2018 25.9%
  Company raises full-year guidance for both revenue and profit

MIDRAND, South Africa--(BUSINESS WIRE)--February 1, 2018--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced financial results for its third quarter of fiscal 2018, which ended December 31, 2017.

“In Q3, MiX Telematics delivered the strongest quarter in the Company’s history. This is evidenced by over 21% year-on-year subscription revenue growth on a constant currency basis and the addition of 24,700 net new subscribers,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “In addition, we delivered record Adjusted EBITDA of R115 million at a margin of close to 26%. This was the sixth consecutive quarter of margin expansion and continues the great progress towards our longer-term target of 30% plus. MiX remains well positioned to maintain the momentum for the remainder of fiscal 2018 and beyond, given the ongoing strong demand from new and existing customers, as well as the growing pipeline of opportunities worldwide.”

Financial performance for the three months ended December 31, 2017

Subscription Revenue: Subscription revenue was R376.4 million ($30.4 million), an increase of 21.1% compared with R310.7 million ($25.1 million) for the third quarter of fiscal 2017. Subscription revenue increased more than 21% on a constant currency basis. Subscription revenue benefited from an increase of over 59,000 subscribers, representing an increase in the subscriber base of 9.8% from December 2016 to December 2017. Subscription revenue has also benefited from higher average revenue per user.

Total Revenue: Total revenue was R442.1 million ($35.7 million), an increase of 10.2% compared to R401.4 million ($32.5 million) for the third quarter of fiscal 2017. Hardware and other revenue was R65.8 million ($5.3 million), a decrease of 27.5% compared to R90.7 million ($7.3 million) for the third quarter of fiscal 2017.

Gross Margin: Gross profit was R288.6 million ($23.3 million), as compared to R267.3 million ($21.6 million) for the third quarter of fiscal 2017. Gross profit margin was 65.3%, compared to 66.6% for the third quarter of fiscal 2017.

Operating Margin: Operating profit was R53.0 million ($4.3 million), compared to R47.9 million ($3.9 million) for the third quarter of fiscal 2017. Operating margin was 12.0%, compared to 11.9% for the third quarter of fiscal 2017. Operating expenses of R235.5 million ($19.0 million) have increased by R16.0 million ($1.3 million) or 7.3%, since the third quarter of fiscal 2017.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R114.5 million ($9.3 million) compared to R87.8 million ($7.1 million) for the third quarter of fiscal 2017. Adjusted EBITDA margin, a non-IFRS measure, for the third quarter of fiscal 2018 was 25.9%, compared to 21.9% for the third quarter of fiscal 2017.

Profit for the Period and Earnings per Share: Profit for the period was R58.8 million ($4.8 million), compared to R35.1 million ($2.8 million) in the third quarter of fiscal 2017. Profit for the period includes a net foreign exchange loss of R2.1 million ($0.2 million) before tax. Profit for the period for the third quarter of fiscal 2017 included a net foreign exchange loss of R4.9 million ($0.4 million).

Earnings per diluted ordinary share were 10 South African cents, compared to 6 South African cents in the third quarter of fiscal 2017. For the third quarter of 2018, the calculation was based on diluted weighted average ordinary shares in issue of 577.6 million compared to 567.0 million diluted weighted average ordinary shares in issue during the third quarter of fiscal 2017.

The Company's effective tax rate for the quarter was (12.3%) compared to 19.2% in the third quarter of fiscal 2017. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings below, was 26.7% compared to 22.6% in the third quarter of fiscal 2017.

On a U.S. Dollar basis, and using the December 31, 2017 exchange rate of R12.3689 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share (“ADS”), profit for the period was $4.8 million, or 21 U.S. cents per diluted ADS.

Adjusted Earnings for the Period and Adjusted Earnings per Share: Adjusted earnings for the period, a non-IFRS measure, were R40.0 million ($3.2 million), compared to R37.4 million ($3.0 million) in the third quarter of fiscal 2017 and exclude the net foreign exchange losses of R2.1 million ($0.2 million) referred to above. Adjusted earnings for the third quarter of fiscal 2017 excluded the net foreign exchange loss of R4.9 million ($0.4 million) referred to above. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 7 South African cents consistent with the third quarter of fiscal 2017.

On a U.S. Dollar basis, and using the December 31, 2017 exchange rate of R12.3689 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $3.2 million, or 14 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At December 31, 2017, the Company had R247.1 million ($20.0 million) of net cash and cash equivalents, compared to R356.3 million ($28.8 million) at March 31, 2017.

The Company generated R109.5 million ($8.9 million) in net cash from operating activities for the three months ended December 31, 2017 and invested R92.2 million ($7.5 million) in capital expenditures during the quarter (including investments in in-vehicle devices of R64.1 million or $5.2 million), leading to a free cash flow, a non-IFRS measure, of R17.3 million ($1.4 million), compared with free cash flow of R24.0 million ($1.9 million) for the third quarter of fiscal 2017. Capital expenditures were R18.9 million ($1.5 million) higher than in the third quarter of fiscal 2017 primarily as a result of increased investments in in-vehicle devices due to the continued increase in the number of bundled subscription contracts.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R11.9355 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at January 29, 2018.

Based on information as of today, February 1, 2018, the Company is issuing the following financial guidance for the full 2018 fiscal year:

  Subscription revenue - R1,432 million to R1,436 million ($120.0 million to $120.3 million), which would represent subscription revenue growth of 15.5% to 15.8% compared to fiscal 2017. Previous guidance was R1,420 million to R1,432 million.
  Total Revenue - R1,690 million to R1,695 million ($141.6 million to $142.0 million), which would represent revenue growth of 9.7% to 10.1% compared to fiscal 2017. Previous guidance was R1,661 million to R1,687 million.
  Adjusted EBITDA - R417 million to R428 million ($34.9 million to $35.9 million), which would represent Adjusted EBITDA growth of 38.3% to 41.9% compared to fiscal 2017. Previous guidance was R403 million to R421 million.
  Adjusted earnings per diluted ordinary share of 23.1 to 24.8 South African cents based on 572 million diluted ordinary shares in issue (previous guidance was 22.0 to 23.5 South African cents based on 568 million diluted ordinary shares in issue), and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 48.4 to 51.9 U.S. cents.

For the fourth quarter of fiscal 2018 the Company expects subscription revenue to be in the range of R371 million to R375 million ($31.1 million to $31.4 million), which would represent subscription revenue growth of 15.3% to 16.6% compared to the fourth quarter of fiscal 2017. On a constant currency basis, this represents subscription revenue growth of 17.8% to 19.1% compared to the fourth quarter of fiscal 2017.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2018 fiscal year of R13.0300 per $1.

The forecast is the responsibility of the Board of Directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The Company provides earnings guidance only on a non-IFRS basis and does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Earnings per Diluted Ordinary Share guidance to the most directly comparable IFRS financial measures because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for foreign exchange gains/(losses) and related tax consequences, restructuring costs, share-based compensation costs, and other charges reflected in the Company’s reconciliation of historic non-IFRS financial measures, the amounts of which, based on past experience, could be material.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 1, 2018 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial +1-888-378-4439 (within the United States) or 0 800 998 654 (within South Africa) or +1-323-701-0225 (outside of the United States). The conference ID is 7605713.
  A replay of this conference call will be available for a limited time at +1-844-512-2921 (within the United States) or +1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 7605713.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 664,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the fourth quarter and full year of fiscal 2018, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2017, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure for investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

February 1, 2018

JSE Sponsor
Java Capital Trustees and Sponsors Proprietary Limited

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	442,125	401,375	35,745	32,450
Cost of sales	(153,526)	(134,032)	(12,412)	(10,836)
Gross profit	288,599	267,343	23,333	21,614
Other (expenses)/income - net	(98)	31	(8)	3
Operating expenses	(235,485)	(219,520)	(19,038)	(17,747)
-Sales and marketing	(49,739)	(48,688)	(4,021)	(3,936)
-Administration and other charges	(185,746)	(170,832)	(15,017)	(13,811)
Operating profit	53,016	47,854	4,287	3,870
Finance (costs)/income - net	(676)	(4,463)	(55)	(361)
-Finance income	1,996	1,216	161	98
-Finance costs	(2,672)	(5,679)	(216)	(459)
Profit before taxation	52,340	43,391	4,232	3,509
Taxation	6,439	(8,314)	521	(672)
Profit for the period	58,779	35,077	4,753	2,837

Attributable to:
Owners of the parent	58,780	35,082	4,753	2,837
Non-controlling interests	(1)	(5)	*	*
	58,779	35,077	4,753	2,837
* Amount less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
	December 31,	March 31,	December 31,	March 31,
Figures are in thousands unless otherwise stated	2017	2017	2017	2017
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	355,414	294,120	28,734	23,779
Intangible assets	901,651	881,900	72,897	71,300
Finance lease receivable	—	22	—	2
Deferred tax assets	39,843	28,130	3,221	2,274
Total non-current assets	1,296,908	1,204,172	104,852	97,355

Current assets
Inventory	54,356	26,449	4,395	2,138
Trade and other receivables	290,366	260,576	23,475	21,067
Finance lease receivable	—	140	—	11
Taxation	24,203	26,302	1,957	2,126
Restricted cash	21,319	13,268	1,724	1,073
Cash and cash equivalents	267,152	375,782	21,599	30,381
Total current assets	657,396	702,517	53,150	56,796

Total assets	1,954,304	1,906,689	158,002	154,151

EQUITY
Stated capital	841,239	854,345	68,012	69,072
Other reserves	(33,707)	(4,370)	(2,725)	(353)
Retained earnings	672,167	594,514	54,343	48,065
Equity attributable to owners of the parent	1,479,699	1,444,489	119,630	116,784
Non-controlling interest	12	(1,558)	1	(126)
Total equity	1,479,711	1,442,931	119,631	116,658

LIABILITIES
Non-current liabilities
Deferred tax liabilities	96,084	100,067	7,768	8,090
Provisions	1,768	1,833	143	148
Total non-current liabilities	97,852	101,900	7,911	8,238

Current liabilities
Trade and other payables	327,031	309,110	26,442	24,990
Taxation	9,517	4,521	769	366
Provisions	20,137	28,778	1,628	2,327
Bank overdraft	20,056	19,449	1,621	1,572
Total current liabilities	376,741	361,858	30,460	29,255

Total liabilities	474,593	463,758	38,371	37,493

Total equity and liabilities	1,954,304	1,906,689	158,002	154,151

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	112,099	99,124	9,063	8,014
Net financing income	1,438	448	116	36
Taxation paid	(4,012)	(2,243)	(324)	(181)
Net cash generated from operating activities	109,525	97,329	8,855	7,869

Cash flows from investing activities
Capital expenditure	(92,239)	(73,305)	(7,457)	(5,927)
Deferred consideration paid	—	(368)	—	(30)
Proceeds on sale of property, plant and equipment	261	571	21	46
Decrease in restricted cash	24	604	2	49
Increase in restricted cash	(7,764)	(434)	(628)	(35)
Net cash utilized in investing activities	(99,718)	(72,932)	(8,062)	(5,897)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	4,235	2,543	342	206
Share repurchase	—	(81)	—	(7)
Dividends paid	(13,964)	(11,253)	(1,129)	(910)
Acquisition of non-controlling interest	(1,353)	—	(109)	—
Net cash utilized in financing activities	(11,082)	(8,791)	(896)	(711)
Net (decrease)/increase in cash and cash equivalents	(1,275)	15,606	(103)	1,261
Net cash and cash equivalents at the beginning of the period	256,864	311,328	20,767	25,170
Exchange losses on cash and cash equivalents	(8,493)	(3,682)	(686)	(297)
Net cash and cash equivalents at the end of the period	247,096	323,252	19,978	26,134

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands except for subscribers	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	376,364	310,695	30,428	25,119
Adjusted EBITDA	114,515	87,822	9,258	7,101
Cash and cash equivalents	267,152	358,654	21,599	28,996
Net cash (1)	247,096	323,252	19,978	26,134
Capital expenditure incurred	92,645	61,163	7,490	4,944
Property, plant and equipment expenditure	66,688	28,281	5,392	2,286
Intangible asset expenditure	25,957	32,882	2,098	2,658
Total development costs incurred	32,336	36,696	2,614	2,967
Development costs capitalized	15,996	20,415	1,293	1,651
Development costs expensed within administration and other charges	16,340	16,281	1,321	1,316
Subscribers (number)	664,816	605,317	664,816	605,317
(1)	Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to the condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in these financial results have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2017. No new or revised accounting pronouncements that became effective during fiscal 2018 have had a material impact on the Group.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended December 31, 2017 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.3689 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of December 31, 2017. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per Share/ADS data

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.10	0.06	0.01	0.01
Diluted (R/$)	0.10	0.06	0.01	0.01
Earnings per American Depositary Share
Basic (R/$)	2.62	1.56	0.21	0.13
Diluted (R/$)	2.54	1.55	0.21	0.13
Adjusted earnings per share
Basic (R/$)	0.07	0.07	0.01	0.01
Diluted (R/$)	0.07	0.07	0.01	0.01
Adjusted earnings per American Depositary Share
Basic (R/$)	1.78	1.66	0.14	0.13
Diluted (R/$)	1.73	1.65	0.14	0.13
Ordinary shares ('000) (1)
In issue at December 31	562,231	563,435	562,231	563,435
Weighted average	560,282	562,858	560,282	562,858
Diluted weighted average	577,579	567,005	577,579	567,005
American Depositary Shares ('000) (1)
In issue at December 31	22,489	22,537	22,489	22,537
Weighted average	22,411	22,514	22,411	22,514
Diluted weighted average	23,103	22,680	23,103	22,680
(1)

December 31, 2017 figure excludes 40,000,000 (December 31, 2016: 40,000,000) treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group.

4. Reconciliation of Adjusted Earnings to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	58,780	35,082	4,753	2,837
Net foreign exchange losses	2,139	4,915	173	397
Income tax effect on the above component	(20,959)	(2,592)	(1,695)	(210)
Adjusted earnings attributable to owners of the parent	39,960	37,405	3,231	3,024

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.10	0.06	0.01	0.01
Net foreign exchange losses	#	0.01	#	#
Income tax effect on the above component	(0.03)	#	#	#
Basic adjusted earnings per share (R/$)	0.07	0.07	0.01	0.01
# Amount less than $0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	114,515	87,822	9,258	7,101
Less:
Depreciation (1)	(41,301)	(25,881)	(3,339)	(2,092)
Amortization (2)	(17,661)	(13,391)	(1,428)	(1,083)
Impairment of property, plant and equipment	(6)	—	—	—
Impairment of product development costs capitalized	—	(11)	—	(1)
Equity settled share-based compensation costs	(2,326)	(557)	(188)	(45)
Net loss on sale of property, plant and equipment	(202)	(128)	(16)	(10)
Increase in restructuring cost provision	(3)	—	—	—
Operating profit	53,016	47,854	4,287	3,870
Add: Finance (costs)/income - net	(676)	(4,463)	(55)	(361)
Less: Taxation	6,439	(8,314)	521	(672)
Profit for the period	58,779	35,077	4,753	2,837
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2017	2016
	Unaudited	Unaudited
Adjusted EBITDA margin	25.9%	21.9%
Less:
Depreciation	(9.3%)	(6.5%)
Amortization	(4.0%)	(3.4%)
Impairment of property, plant and equipment	(0.0%)	—
Impairment of product development costs capitalized	—	(0.0%)
Equity settled share-based compensation costs	(0.6%)	(0.1%)
Net loss on sale of property, plant and equipment	(0.0%)	(0.0%)
Increase in restructuring cost provision	(0.0%)	—
Operating profit margin	12.0%	11.9%
Add: Finance (costs)/income - net	(0.2%)	(1.1%)
Less: Taxation	1.5%	(2.1%)
Profit for the period margin	13.3%	8.7%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	December 31,	December 31,	December 31,	December 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	109,525	97,329	8,855	7,869
Capital expenditure	(92,239)	(73,305)	(7,457)	(5,927)
Free cash flow	17,286	24,024	1,398	1,942

8. Dividends Paid

In respect of the second quarter of fiscal 2018, a dividend of R14.0 million ($1.1 million) was declared on October 31, 2017 and paid on November 27, 2017. Using shares in issue of 559,380,738 (excluding 40,000,000 treasury shares), this equated to a dividend of 2.5 South African cents or 0.2 U.S. cents per share.

9. Share Repurchase

On May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($21.8 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”). The Company may repurchase its shares from time to time at its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

As of December 31, 2017, the following purchases had been made under the share repurchase program:

Figures are in thousands unless otherwise stated				South African Rand
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	3.72	5,015,660	18,666	251,334
	5,015,660		5,015,660	18,666	251,334

Figures are in thousands unless otherwise stated				United States Dollar
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program

Month
June 2017	5,015,660	0.30	5,015,660	1,509	20,320
	5,015,660		5,015,660	1,509	20,320
(1) Including transaction costs.

Subsequent to the repurchase, the shares were de-listed and now form part of the authorized unissued share capital of the Company. At December 31, 2017, the Company had 562,231,288 ordinary shares of no par value in issue (excluding 40,000,000 treasury shares held by MiX Investments). No share repurchases were made during the quarter under review.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R44.9 million or $3.6 million. No loss is considered probable under this arrangement.

11. Taxation

Section 11D allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R20.1 million ($1.6 million) in respect of S11D deductions, of which R0.4 million ($0.03 million) was recognized during the three months ended December 31, 2017. R17.3 million ($1.4 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at December 31, 2017.

12. Dividend Declared

On January 30, 2018 the Board declared that in respect of the third quarter of fiscal 2018, which ended on December 31, 2017, a dividend of 2.5 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, February 26, 2018.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, February 20, 2018
Securities trade ex dividend	Wednesday, February 21, 2018
Record date	Friday, February 23, 2018
Payment date	Monday, February 26, 2018

Share certificates may not be dematerialized or rematerialized between Wednesday, February 21, 2018 and Friday, February 23, 2018, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 2.5 South African cents per ordinary share;
  the net local dividend amount is 2.0 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 602,231,288 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Thursday, February 22, 2018
Record date	Friday, February 23, 2018
Approximate date of currency conversion	Monday, February 26, 2018
Approximate dividend payment date	Thursday, March 8, 2018

13. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended December 31, 2017.

			South African Rand
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2017	2017	2017	2016	2016	2016	2016
Total development costs incurred	32,336	34,167	33,175	32,152	36,696	36,034	37,230	28,693
Development costs capitalized	15,996	16,148	16,656	17,268	20,415	21,028	19,309	12,136
Development costs expensed within administration and other charges	16,340	18,019	16,519	14,884	16,281	15,006	17,921	16,557

			United States Dollar
Figures are in thousands (Unaudited)			Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2017	2017	2017	2016	2016	2016	2016
Total development costs incurred	2,614	2,763	2,683	2,599	2,967	2,913	3,010	2,320
Development costs capitalized	1,293	1,306	1,347	1,396	1,651	1,700	1,561	981
Development costs expensed within administration and other charges	1,321	1,457	1,336	1,203	1,316	1,213	1,449	1,339

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, SR Bruyns* (Lead Independent Director), PM Dell, IV Jacobs*,
F Roji-Maplanka*, CWR Tasker, AR Welton*
* Non-executive

CONTACT:
Investors:
ICR for MiX Telematics
Seth Potter, +1-855-564-9835
ir@mixtelematics.com